# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION BIOSCIENCES INC, CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, 302 EAST PETTIGREW STREET, DURHAM, North Carolina (NC), 27701
Date of event which requires filing of this statement: 08/21/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002033801-25-000002
Filed by CIK 0002033801

## Reporting persons
- Weinstein Benjamin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,105,720; shared voting power 1,105,720; sole dispositive power 1,105,720; shared dispositive power 1,105,720; aggregate amount beneficially owned 1,105,720 (4% of the class)

## Item 1. Issuer
Name of issuer: PRECISION BIOSCIENCES INC
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, 302 EAST PETTIGREW STREET, DURHAM, NORTH CAROLINA, 27701

## Item 2. Person Filing
Name of person filing: Benjamin Weinstein
Address of principal business office or, if none, residence:
15301 Dallas Parkway
Suite 800
Dallas, TX, 75001
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,105,720
Includes 203,500 shares of Common Stock issuable upon exercise of Warrants.
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 27,601,554 shares of Common Stock outstanding as of August 3, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026.
Percent of class: 4.01%
Sole power to vote or to direct the vote: 1,105,720
Shared power to vote or to direct the vote: 1,105,720
Sole power to dispose or to direct the disposition: 1,105,720
Shared power to dispose or to direct the disposition: 1,105,720

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Weinstein Benjamin: Benjamin Weinstein, Individual (08/24/2026)